As filed with the Securities and Exchange Commission on December 30, 2008
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UniSource Energy Corporation
(Exact name of registrant as specified in its charter)

Arizona	86-0786732
(State or other jurisdiction	(I.R.S. Employer
incorporation or organization)	Identification No.)
One South Church Avenue, Suite 100, Tucson, Arizona 85701
(Address, Including Zip Code, of Principal Executive Offices)
UniSource Energy Corporation
Management and Directors Deferred Compensation Plan II
(Full title of the plan)
Raymond S. Heyman, Esq.
Senior Vice President and General Counsel
UniSource Energy Corporation
One South Church Avenue, Suite 100
Tucson, Arizona 85701
(520) 571-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐
CALCULATION OF REGISTRATION FEE

Proposed
Title of		Proposed	maximum	Amount of
securities	Amount to be	maximum offering	aggregate	registration
to be registered	registered	price per share	offering price	fee
Common Stock, no par value per share	25,000 shares (1)	$27.41 (2)	$685,250 (2)	$26.93 (2)
Right to purchase Preferred Stock, Series X, without par value	25,000 Rights (3)	N/A (3)	N/A (3)	N/A (3)
Deferred Compensation Obligations	$2,750,000 (4)	100% (5)	$2,750,000 (5)	$108.08 (5)

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers an indeterminate number of shares of UniSource Energy Corporation common stock that may be offered or issued pursuant to the terms of the UniSource Energy Corporation Management and Directors Deferred Compensation Plan II (the “Plan”) by reason of stock splits, stock dividends, recapitalization, or similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Securities Act Rules 457(c) and (h). The proposed maximum offering price per share, proposed maximum aggregate offering price, and the amount of the registration fee are based on the average of the high and low prices of UniSource Energy Corporation’s common stock reported on the New York Stock Exchange on December 29, 2008.

(3)	The rights to purchase Preferred Stock, Series X, without par value, of UniSource Energy Corporation, are attached to and will trade with the shares of the company’s common stock. The value attributable to such rights (if any) is reflected in the market price of the company’s common stock.

(4)	The Deferred Compensation Obligations being registered are general unsecured obligations of UniSource Energy Corporation to pay deferred compensation in the future to participating members of a select group of directors, management or highly compensated employees in accordance with the terms of the Plan.

(5)	Estimated solely for purposes of calculating the registration fee pursuant to Securities Act Rule 457(h).

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
     The documents containing the information specified in Part I of this Form S-8 will be delivered to each employee who is eligible to participate in the UniSource Energy Corporation Management and Directors Deferred Compensation Plan II (the “Plan”) in accordance with Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”). These documents are not being filed with the Securities and Exchange Commission (the “SEC”) either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference into this registration statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.
PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
     The following documents have been filed by UniSource Energy Corporation (the “Company”) with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are incorporated herein by reference, excluding in each case, information deemed furnished and not filed:
1.	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC on February 29, 2008;

2.	The Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008 (as filed with the SEC on May 12, 2008), June 30, 2008 (as filed with the SEC on August 11, 2008), and September 30, 2008 (as filed with the SEC on November 10, 2008), respectively;

3.	The Company’s Current Reports on Form 8-K filed with the SEC on February 21, February 29, March 5, March 24, April 21, April 24, May 9, May 30, July 1, August 7, August 20, September 5, September 29, October 17, October 30, November 7, November 26, December 10, December 12, and December 15, 2008; and

4.	The description of the Company’s common stock contained in the Company’s Form 8-A, filed with the SEC on March 29, 1999, and any amendment or report filed for the purpose of updating such description.
     All documents subsequently filed by the Company or the Plan pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing such documents, excluding in each case, information deemed furnished and not filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.
     Nothing in this registration statement shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

Item 4. Description of Securities.
     The Plan provides a select group of management or highly compensated employees (“Eligible Employees”) and non-employee directors (“Directors”) of the Company and certain of its subsidiaries with the opportunity to defer the receipt of certain pre-tax cash compensation. The obligations of the Company under the Plan (the “Deferred Compensation Obligations”) will be general unsecured obligations of the Company to pay deferred compensation in the future to participating Eligible Employees and Directors (“Participants”) in accordance with the terms of the Plan from the general assets of the Company or in shares of Company common stock and will rank equally with other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Deferred Compensation Obligations will be denominated and payable in United States dollars or shares of Company common stock.
     Subject to certain limits set forth in the Plan (including a minimum deferral amount of $3,500), each Participant may elect to defer up to 100% of his or her salary or director’s fees and/or up to 100% of his or her bonus, if any, payable with respect to a particular calendar year (“Deferrals”). To the extent any Participant is entitled to an Excess 401(k) Benefit, such Participant’s Excess 401(k) Benefit automatically is deferred under the Plan. A Participant is entitled to an Excess 401(k) Benefit under the Plan if the amount of the Company match to which the Participant is entitled under the Company’s 401(k) plan is greater than the amount the Company can contribute to the 401(k) plan due to limits imposed by applicable law.
     Each Participant may elect to have the Participant’s Deferrals, together with any Excess 401(k) Benefit to which the Participant may be entitled, credited to a “Deferral Account” in the form of cash or to a “Stock Account” in the form of “Deferred Shares.” Deferred Shares are non-voting units of measurement that, for bookkeeping purposes only, are deemed to be equivalent to one outstanding share of the Company’s common stock, without par value. The Deferral Account and the Stock Account are used for bookkeeping purposes only.
     A Participant is 100% vested in the Participant’s Deferral Account and/or Stock Account at all times. A Participant’s Deferrals are credited to the Participant’s Deferral Account or Stock Account, as the case may be, as soon as practicable after the Company otherwise would have paid the amount of the Deferrals to the Participant. A Participant’s Excess 401(k) Benefit for a given year is credited to the Participant’s Deferral Account or Stock Account, as elected, in the first quarter of the next year. Amounts in a Participant’s Deferral Account are credited on a daily basis with deemed earnings or losses associated with deemed investments in investment alternatives selected by the Participant in accordance with the terms of the Plan. The amounts in a Participant’s Deferral Account will not, however, actually be invested in the investment alternatives. A Participant’s Stock Account is credited with a number of Deferred Shares equal to the total amount of the Participant’s Deferrals and/or Excess 401(k) Benefit divided by the fair market value of the Company’s common stock as of the crediting date. A Participant’s Stock Account is credited with dividend equivalents (if any) as of the date on which the Company pays a dividend on its common stock. The dividend equivalents are credited to the Stock Account in the form of additional Deferred Shares, which represent the amount of dividends paid on the number of shares of common stock represented by the Deferred Shares credited to the Participant’s Stock Account at the time of payment, divided by the fair market value of the Company’s common stock as of the crediting date. Stock Accounts are subject to adjustment in the event of certain mergers, stock splits or other events affecting the common stock. A Participant may elect to have amounts credited to the Participant’s Stock Account transferred to the Participant’s Deferral Account in the form of cash. A Participant also may elect to have amounts credited to the Participant’s Deferral Account transferred to the Participant’s Stock Account in the form of Deferred Shares.
     A Participant becomes entitled to a distribution of the Participant’s Plan Accounts on the Participant’s separation from service, death or disability, upon the occurrence of an unforeseeable emergency or on a date or dates selected by the Participant. With respect to distributions on the Participant’s separation from service on or after age 65, on the Participant’s disability or on a date or dates specified by the Participant, the Participant may elect to receive a distribution of the Participant’s Accounts in a single lump sum payment or in substantially equal quarterly installments over a period of five, ten or fifteen years. If a Participant becomes entitled to a distribution due to the Participant’s separation from service prior to reaching age 65, or due to the Participant’s death or the occurrence of an unforeseeable emergency, the Participant will receive the distribution of the Participant’s Accounts (including any amounts the Participant previously had elected to receive on a specific date or dates) in a single lump sum payment. The Company also may distribute the Participant’s Accounts in a single lump sum payment if the total value of the Participant’s Deferral Account and Stock Account does not exceed an amount specified in the Plan. The Participant’s Deferral Account is paid in the form of cash. The Deferred Shares credited to the Participant’s Stock Account are paid in an equivalent whole number of shares of common stock. Under the terms of the Plan, the Company has the discretion to pay the Stock Account in the form of cash.
     No amount payable or deliverable under the Plan will be subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge, voluntary or involuntary. Any attempt to dispose of any rights to benefits payable under the Plan shall be void.
     The Deferred Compensation Obligations are not subject to redemption, in whole or in part, prior to the individual payment dates selected by the Participants. The Company reserves the right to amend or terminate the Plan at any time.
     The total amount of the Deferred Compensation Obligations are not determinable because the amount will vary depending upon the level of participation by Eligible Employees and Directors and the amounts of their salaries, bonuses or fees and the Excess 401(k) Benefit, if any, to which they are entitled. The duration of the Plan is indefinite.
     The Deferred Compensation Obligations are not convertible into another security of the Company (subject to the election that a Participant may make to have amounts deemed to be invested in, and eventually paid in, the form of Company common stock). The Deferred Compensation Obligations will not have the benefit of a negative pledge or any other affirmative or negative covenant on the part of the Company. Each Participant will be responsible for acting independently with respect to, among other things, the giving of notices, responding to any requests for consents, waivers or amendments pertaining to the Deferred Compensation Obligations, enforcing covenants and taking action upon a default by the Company.
      The Company’s (i) common stock, no par value, and (ii) corresponding rights to purchase Preferred Stock, Series X, no par value, are registered pursuant to Section 12 of the Exchange Act, and, therefore, the description of such securities is omitted.
Item 5. Interests of Named Experts and Counsel.
     The validity of the common stock and rights offered hereunder will be passed upon for us by Raymond S. Heyman, Esq., Senior Vice President and General Counsel of the Company. As of November 30, 2008, Mr. Heyman owned approximately 5,305 shares of the Company’s common stock and options to acquire an additional 122,760 shares of the Company’s common stock granted under option plans of the Company, of which 68,926 are exercisable within 60 days.
Item 6. Indemnification of Directors and Officers.
     Arizona corporate law generally authorizes, on a non-exclusive basis, indemnification of officers and directors who have acted or failed to act, in good faith, in a manner believed to be in or not opposed to the best interest of the Company (with certain limitations in the case of actions by or in the right of the Company) and mandates such indemnification in the case of an officer or director who is successful on the merits or otherwise in defense of claims by reason of the individual’s status as an officer or director.
Article SIXTH of the Amended and Restated Articles of Incorporation of the Company provides, in part, that:
(B) No director of the Company shall be personally liable to the Company or its shareholders for money damages for any action taken or any failure to take any action as a Director; provided, however, that nothing herein shall be deemed to eliminate or limit any liability which may not be so eliminated or limited under the laws of the State of Arizona, as in effect at the effective date of this paragraph (B) of Article SIXTH or as thereafter amended. No amendment, modification or repeal of this paragraph (B) shall eliminate or limit the protection afforded by this paragraph (B) to a director with respect to any act or omission occurring before the effective date thereof.

(C) (1) The Company shall, to the maximum extent permitted by applicable law, as from time to time in effect, indemnify any individual who is or was a party to or otherwise involved in (or threatened to be made a party to or otherwise involved in) any Proceeding (as hereinafter defined) because such individual is or was a director or officer of the Company, or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against all Liability (as hereinafter defined) incurred by such individual in connection with such Proceeding.
As used in this paragraph (C) of Article SIXTH, (a) the term “Expenses” includes attorneys’ fees and all other costs and expenses reasonably related to a Proceeding, (b) the term “Liability” means the obligation to pay a judgment, settlement, penalty or fine (including any excise tax assessed with respect to an employee benefit plan) and reasonable Expenses incurred with respect to a Proceeding, and includes without limitation obligations and Expenses that have not yet been paid but that have been or may be incurred, and (c) the term “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, including without limitation any action, suit or proceeding by or in the right of the Company and including, further, any appeal in connection with any such action, suit or proceeding.
     (2) The Company shall, to the maximum extent permitted by applicable law, pay any Expenses incurred by a director or officer of the Company in defending any such Proceeding in advance of the final disposition thereof upon receipt of any undertaking by or on behalf of such individual to repay such advances if it is ultimately determined that such individual did not meet any standard of conduct prescribed by applicable law and upon the satisfaction of such other conditions as may be imposed by applicable law.
     (3) The Company by resolution of the Board of Directors, may extend the benefits of this paragraph (C) of Article SIXTH to employees and agents of the Company (each individual entitled to benefits under this paragraph (C) being hereinafter sometimes called an “Indemnified Person”).
     (4) All rights to indemnification and to the advancement of expenses granted under or pursuant to this paragraph (C) shall be deemed to arise out of a contract between the Company and each person who is an Indemnified Person at any time while this paragraph (C) is in effect any may be evidenced by a separate contract between the Company and each Indemnified Person; and such rights shall be effective in respect of all Proceedings commenced after the effective date of this paragraph (C), whether arising from acts or omissions occurring before or after such date. No amendment, modification or repeal of this Article shall affect any rights or obligations theretofore existing.
     (5) The Company may purchase and maintain insurance on behalf of, or insure or cause to be insured, any individual who is an Indemnified Person against any Liability asserted against or incurred by him in any capacity in respect of which he is an Indemnified Person, or arising out of his status in such capacity, whether or not the Company would have the power to indemnify him against such liability under this Article. The Company’s indemnity of any individual who is an Indemnified Person shall be reduced by any amounts such individual may collect with respect to such liability (a) under any policy of insurance purchased and maintained on his behalf by the Company or (b) from any other entity or enterprise served by such individual.
     (6) The rights to indemnification and to the advancement of Expenses and all other benefits provided by, or granted pursuant to, this Article shall continue as to a person who has ceased to serve in the capacity in respect of which such person was an Indemnified Person and shall inure to the benefit of the heirs, executors and administrators of such person.
     (7) The Board of Directors shall have the power and authority to make, alter, amend and repeal such procedural rules and regulations relating to indemnification and the advancement of Expenses as it, in its discretion, may deem necessary or expedient in order to carry out the purposes of this Article, such rules and regulations, if any, to be set forth in the Bylaws of the Company or in a resolution of the Board of Directors.

Item 7. Exemption from Registration Claimed.
     Not applicable.
Item 8. Exhibits.
     A list of exhibits is set forth on the Exhibit Index that immediately precedes the exhibits and which is incorporated by reference herein.
Item 9. Undertakings.
(a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on December 30, 2008.

UNISOURCE ENERGY CORPORATION

By: Name:	/s/ James S. Pignatelli James S. Pignatelli
Title:	Chairman, President and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Kevin P. Larson

Name:	Kevin P. Larson
Title:	Senior Vice President, Chief Financial Officer, and
Treasurer (Principal Financial Officer)

By:	/s/ Karen G. Kissinger

Name:	Karen G. Kissinger
Title:	Vice President, Controller, and Chief Compliance
Officer (Principal Accounting Officer)
     Each person whose individual signature appears below authorizes James S. Pignatelli, Kevin P. Larson, and Karen G. Kissinger or any one of them, as attorneys-in-fact with full power of substitution, to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this registration statement including any and all post-effective amendments.
     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lawrence J. Aldrich Lawrence J. Aldrich	Director	December 30, 2008

/s/ Barbara M. Baumann Barbara M. Baumann	Director	December 30, 2008

/s/ Larry W. Bickle Larry W. Bickle	Director	December 30, 2008

/s/ Elizabeth T. Bilby Elizabeth T. Bilby	Director	December 30, 2008

Signature	Title	Date

/s/ Harold W. Burlingame Harold W. Burlingame	Director	December 30, 2008

/s/ John L. Carter John L. Carter	Director	December 30, 2008

/s/ Robert A. Elliott Robert A. Elliott	Director	December 30, 2008

/s/ Daniel W.L. Fessler Daniel W. L. Fessler	Director	December 30, 2008

/s/ Kenneth Handy Kenneth Handy	Director	December 30, 2008

/s/ Warren Y. Jobe Warren Y. Jobe	Director	December 30, 2008

/s/ Ramiro G. Peru Ramiro G. Peru	Director	December 30, 2008

/s/ Gregory A. Pivirotto Gregory A. Pivirotto	Director	December 30, 2008

/s/ Joaquin Ruiz Joaquin Ruiz	Director	December 30, 2008

/s/ Louise L. Francesconi Louise L. Francesconi	Director	December 30, 2008
     THE PLAN. Pursuant to the requirements of the Securities Act, the Compensation Committee of the Board of Directors of UniSource Energy Corporation (which administers the UniSource Energy Corporation Management and Directors Deferred Compensation Plan II) has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on December 30, 2008.

UNISOURCE ENERGY CORPORATION
MANAGEMENT AND DIRECTORS DEFERRED
COMPENSATION PLAN II

By: Name:	/s/ Harold W. Burlingame Harold W. Burlingame
Title:	Chair of the Compensation Committee

INDEX TO EXHIBITS

Exhibit
Number	Description	Page or Method of Filing

4.1	UniSource Energy Corporation Management and Directors Deferred Compensation Plan II	Filed herewith

5.1	Opinion of Counsel	Filed herewith

15.1	Letter re unaudited interim financial information	Filed herewith

23.1	Consent of Counsel	Included as part of Exhibit 5.1

23.2	Consent of PricewaterhouseCoopers LLP	Filed herewith